UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  November 5, 2004

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

CZN-TSX

Substantial Grades and Thicknesses Intersected in Drilling at Prairie Creek

Vancouver – November 5, 2004    Canadian Zinc Corporation is very pleased to report further assays resulting from the diamond drill program completed during the 2004 exploration program at its 100% owned Prairie Creek property in the Northwest Territories.  The 2004 diamond drill exploration program consisted of a total of 5963 meters of core drilling in 27 holes. Assay results for the first 15 holes, drilled to the end of July, were previously reported in a press release dated September 30, 2004. The company now reports assays for the final 12 drill holes.

Northern Deep Vein Exploration

Three deep holes were drilled targeted at vein mineralization, outside the area of underground delineation outlined in the 2001 Scoping Study.  Exceptional grades and thicknesses of vein mineralization were intersected in all three holes.

•

Hole 159 intersected grades of 22% combined lead and zinc, with 5 ounces per ton silver over 29.5 meters of core, including an exceptionally high grade of 11.8 meters of 50% combined lead and zinc, with 11 ounces of silver per ton.

•

Hole 152 intersected grades of over 54% of combined lead and zinc, with 14 ounces per ton silver, in 3.1 meters of core.

•

Hole 156 intersected grades of 11% combined lead and zinc over 23.3 meters, including one meter which ran 43% combined lead and zinc with 8 ounces of silver  per ton.

This northern area comprises part of the previously calculated mineral resource, however, the drill definition within this area is sparse and based on widely spaces holes.   Holes 156 and 159 were both drilled on the same 50900N section line testing for a downward extension of a series of small high grade veins exposed near the end of the existing 930 m level underground workings.  Hole 156 intersected an identical vein-type system 100 meters below the workings and hole159 further undercut hole 156 and intersected an exceptionally high grade massive vein a further 170 meters vertically below.

“The Company is very encouraged by the apparent strength and grade of the vein in the northern down dip extension” said Alan Taylor, Vice-President of Exploration.  “The 50900N Section indicates great potential to host a substantial high grade tonnage over more than 350 meters of vertical extent.”

Selected intercepts are listed in the following table and an individual internal assay table for Holes 152, 156 & 159 is appended to this press release:

		From	To	Interval	Lead	Zinc	Silver	Copper
	Drill Hole	(m)	(m)	(m)%		%	gm/mt	%
Average	PC-04-152	348.6	349.6	1.0	1.03	5.66	36	0.084

Weighted Average	PC-04-152	471.7	474.8	3.1	24.10	30.67	483	1.142

Bulk Weighted Average “A”	PC-04-156	326.4	349.7	23.3	4.01	6.92	87	0.204
Included as part of “A”	PC-04-156	326.4	328.1	1.7	8.67	18.74	247	0.676
Included as part of “A”	PC-04-156	336.5	340.5	4.0	6.76	12.30	100	0.145
Included as part of “A”	PC-04-156	347.1	348.1	1.0	28.90	14.74	275	0.116

Bulk Weighted Average “B”	PC-04-159	463.1	492.6	29.5	12.99	9.48	163	0.242
Included as part of “B”	PC-04-159	463.1	467.6	4.5	6.79	4.17	67	0.109
Included as part of “B”	PC-04-159	479.2	491.0	11.8	29.71	21.63	376	0.547

Stratabound Exploration Drilling

Six holes were drilled, targeted at Stratabound mineralization.

Hole 150 was drilled as an infill hole within the previously defined Stratabound resource and cored an impressive 26.4 meter intersection grading 2.6% lead and 10.06% zinc.   Hole 154 returned moderate values of zinc over 4.2 meters.

Holes 151, 153, 155 and 161 tested the periphery of the Stratabound resource and only returned anomalous pyrite enriched zones but with encouraging indications of semi-massive sulphides.

Further exploration of the Stratabound mineralization, which lies at a depth between 300 and 500 meters, will be continued with underground drilling in 2005.

		From	To	Interval	Lead	Zinc	Silver	Copper
	Drill Hole	(m)	(m)	(m)%		%	gm/mt	%
Bulk Weighted Average “C”	PC-04-150	235.1	261.5	26.4	2.72	10.06	29	0.014
Included as part of “C”	PC-04-150	238.0	249.1	11.1	4.81	17.41	53	0.020
Included as part of “C”	PC-04-150	251.8	253.2	1.4	6.89	18.43	50	0.057
Included as part of “C”	PC-04-150	259.2	261.5	2.3	1.06	11.01	13	0.005

Weighted Average	PC-04-154	185.6	189.8	4.2	0.97	4.54	20	0.016

A comprehensive list of all internal assays for Hole 150 is shown in the Appendix of this release.

Mine Site Area

Three shallow holes 157, 158 and 160 drilled in the general mine site area but outside the known resource, tested the trend of a pyrite rich zone discovered earlier in the 2004 exploration program.  These three holes intersected significant zones of pyrite mineralization, with minor amounts of lead and zinc.  The presence of these massive to semi massive pyrite zones is considered significant.

All drill core has been logged and sampled under the direct supervision of Alan Taylor P. Geo, who is a qualified person within the meaning of National Instrument 43-101.  All analysis were completed at Acme Analytical Laboratories in Vancouver by certified assayers using an initial 30 element ICP analysis on pulverized samples followed by, if warranted, by an AR assay finish, with standards and duplicates routinely analyzed by the laboratory.

“The company is very encouraged by the results of the 2004 summer exploration program at Prairie Creek” said Mr. Taylor.  “The drill data will now be incorporated into an updated geological model in order to provide better interpretation as to the geological implications and to plan further exploration and development scheduled for 2005”.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling 11.8 million tonnes, grading an average12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne. The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billions pounds of lead.

For further information contact:

Alan Taylor	John F. Kearney
Vice President Exploration &COO	President & CEO
(604) 688-2001	(416) 362-6686

This news release may contain forward looking statements based on assumptions and judgments of  management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC, V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com

APPENDIX TO  CANADIAN ZINC PRESS RELEASE November 5, 2004:

 List of Individual Drill Hole Assay Samples for PC-04-150, 152, 156, 159.

		From	To	Interval	Lead	Zinc	Silver	Copper
Sample #	Drill Hole	(m)	(m)	(m)%		%	gm/mt	%
126001	PC-04-150	235.1	236.7	1.6	0.50	1.02	5	0.001
126002	PC-04-150	236.7	238.0	1.3	3.15	8.77	41	0.023
126003	PC-04-150	238.0	239.6	1.6	6.73	20.79	81	0.045
126004	PC-04-150	239.6	241.1	1.5	7.73	17.91	61	0.02
126005	PC-04-150	241.1	242.6	1.5	2.90	15.69	32	0.008
126006	PC-04-150	242.6	244.1	1.5	4.68	19.54	46	0.011
126007	PC-04-150	244.1	245.7	1.6	7.45	23.45	74	0.037
126008	PC-04-150	245.7	247.7	2.0	2.92	13.52	45	0.009
126009	PC-04-150	247.7	249.1	1.4	1.35	11.24	27	0.009
126010	PC-04-150	249.1	250.9	1.8	0.59	2.02	5	0.003
126011	PC-04-150	250.9	251.8	0.9	0.06	1.40	6	0.008
126012	PC-04-150	251.8	253.2	1.4	6.89	18.43	50	0.057
126013	PC-04-150	253.2	254.8	1.6	0.09	0.65	0	0.002
126014	PC-04-150	254.8	257.9	3.1	0.03	0.55	0	0.001
126015	PC-04-150	257.9	259.2	1.3	0.01	0.32	0	0.000
126016	PC-04-150	259.2	261.5	2.3	1.06	11.01	13	0.005

		From	To	Interval	Lead	Zinc	Silver	Copper
Sample #	Drill Hole	(m)	(m)	(m)%		%	gm/mt	%
126032	PC-04-152	471.7	473.7	2.0	25.2	35.74	530	1.248
126033	PC-04-152	473.7	474.8	1.1	22.1	21.44	398	0.948

		From	To	Interval	Lead	Zinc	Silver	Copper
Sample #	Drill Hole	(m)	(m)	(m)%		%	gm/mt	%
126045	PC-04-156	326.4	328.1	1.7	8.67	18.74	247	0.676
126046	PC-04-156	328.1	329.6	1.5	0.68	0.45	0	0.004
126047	PC-04-156	329.6	330.7	1.1	1.16	3.88	13	0.016
126048	PC-04-156	330.7	332.8	2.1	2.92	2.38	23	0.024
126049	PC-04-156	332.8	334.0	1.2	0.11	0.44	2	0.004
126050	PC-04-156	334.0	335.0	1.0	1.13	4.15	599	2.312
126051	PC-04-156	335.0	336.5	1.5	0.56	1.87	7	0.008
126052	PC-04-156	336.5	337.4	0.9	3.71	10.82	37	0.028
126053	PC-04-156	337.4	338.9	1.5	10.48	17.08	136	0.144
126054	PC-04-156	338.9	340.0	1.1	0.09	0.28	1	0.005
126055	PC-04-156	340.0	340.5	0.5	15.76	27.03	320	0.664
126056	PC-04-156	340.5	341.4	0.9	3.03	6.56	40	0.040
126057	PC-04-156	341.4	342.9	1.5	0.99	0.31	9.3	0.004
126058	PC-04-156	342.9	344.4	1.5	0.33	1.06	2	0.001
126059	PC-04-156	344.4	346.1	1.7	2.92	19.57	59	0.100
126060	PC-04-156	346.1	347.1	1.0	0.10	0.20	1.5	0.004
126061	PC-04-156	347.1	348.1	1.0	28.9	14.74	275	0.116
126062	PC-04-156	348.1	349.0	0.9	2.08	5.58	70	0.232
126063	PC-04-156	349.0	349.7	0.7	0.43	1.39	15	0.044

		From	To	Interval	Lead	Zinc	Silver	Copper
Sample #	Drill Hole	(m)	(m)	(m)%		%	gm/mt	%
126072	PC-04-159	463.1	466.0	2.9	2.19	3.20	33	0.069
126073	PC-04-159	466.0	467.6	1.6	15.13	5.94	129	0.181
126074	PC-04-159	467.6	469.4	1.8	0.15	0.43	7	0.017
126075	PC-04-159	469.4	471.8	2.4	0.06	1.24	2	0.004
126076	PC-04-159	471.8	473.4	1.6	0.27	0.04	3	0.005
126077	PC-04-159	473.4	475.2	1.8	0.09	0.07	2	0.004
126078	PC-04-159	475.2	476.4	1.2	0.13	0.05	2	0.002
126079	PC-04-159	476.4	477.9	1.5	0.28	1.00	16	0.051
126080	PC-04-159	477.9	479.2	1.3	0.03	0.02	4	0.020
126081	PC-04-159	479.2	481.5	2.3	46.31	17.74	490	0.681
126082	PC-04-159	481.5	482.9	1.4	9.09	52.76	127	0.109
126083	PC-04-159	482.9	484.0	1.1	49.80	2.90	426	0.142
126084	PC-04-159	484.0	485.2	1.2	20.03	4.06	214	0.253
126085	PC-04-159	485.2	485.9	0.7	21.92	8.52	315	0.579
126086	PC-04-159	485.9	487.1	1.2	32.67	30.85	342	0.182
126087	PC-04-159	487.1	488.9	1.8	21.47	19.78	244	0.276
126088	PC-04-159	488.9	491.0	2.1	28.27	25.69	639	0.504
126089	PC-04-159	491.0	492.6	1.6	0.37	0.12	7.2	0.013